Exhibit 99.1

Check-Cap Ltd. Announces $10 Million Registered Direct Offering

ISFIYA, Israel, March 1, 2022 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free screening test, to detect polyps before they may transform into colorectal cancer (CRC), today announced that it has entered into definitive agreements with several institutional and accredited investors for the purchase and sale of 20,000,000 of the Company's ordinary shares and accompanying warrants to purchase up to an aggregate of 15,000,000 of the Company's ordinary shares in a registered direct offering. Each ordinary share is being sold together with one warrant to purchase 0.75 ordinary share at a combined offering price of $0.50 per ordinary share and accompanying warrant. The warrants will have a term of five years following the date of issuance, be exercisable immediately and have an exercise price of $0.65 per ordinary share. The registered direct offering is expected to close on or about March 3, 2022, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The Company also has agreed that certain warrants to purchase an aggregate of 18,525,927 ordinary shares of the Company that were issued to the investors in July 2021 will be amended to have a reduced exercise price of $0.65 per share and the term of exercise will be extended to January 2, 2025.

The gross proceeds to Check-Cap from this offering, before deducting the placement agent's fees and other offering expenses and excluding any proceeds that may be received upon exercise of the warrants to purchase ordinary shares, are expected to be $10 million.

Check-Cap currently intends to use the net proceeds from this offering to advance the ongoing clinical development of C-Scan®, including the Company's U.S. pivotal study, and for general corporate purposes.

The securities described above are being offered by Check-Cap pursuant to a "shelf" registration statement on Form F-3 (File No. 333-262401) previously filed with the Securities and Exchange Commission (the "SEC") on January 28, 2022 and declared effective by the SEC on February 7, 2022. The offering of the securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.  A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC.  Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by e-mail: placements@hcwco.com or by telephone: (212) 856-5711.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company's disruptive capsule-based screening technology aims to help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. It requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy. C-Scan is an investigational device and is not available for sale in the United States.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements" about the Company's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward looking statements in the press release include, but not limited to, statements regarding the completion of the registered direct offering, the satisfaction of customary closing conditions related to the registered direct offering and the intended use of net proceeds from the registered direct offering. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks, changes in market conditions and other uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Investor Contacts

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contact

Mónica Rouco Molina
Senior Account Executive
LifeSci Communications
mroucomolina@lifescicomms.com

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